Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

Northern Oil and Gas, Inc.

	Year Ended December 31,					Nine Months Ended September 30, 2016
	2011	2012	2013	2014	2015
Earnings (Deficit) Before Income Taxes	$67,446,792	$115,286,396	$84,834,650	$263,112,945	$(1,177,778,745)	$(281,163,310)
Add:
Fixed Charges	1,006,306	19,819,598	38,688,300	46,517,384	59,869,939	48,581,792
Subtract:
Capitalized Interest	405,984	5,929,473	5,976,981	4,409,544	1,506,172	289,409
Total Earnings (Deficit) Before Fixed Charges	68,047,114	129,176,521	117,545,969	305,220,785	(1,119,414,978)	(232,870,927)
Fixed Charges
Interest Expense	585,982	13,874,909	32,709,056	42,105,676	58,360,387	48,290,447
Capitalized Interest	405,984	5,929,473	5,976,981	4,409,544	1,506,172	289,409
Estimated Interest Component of Rent	14,340	15,216	2,263	2,164	3,380	1,936
Total Fixed Charges	1,006,306	19,819,598	38,688,300	46,517,384	59,869,939	48,581,792
Ratio of Earnings (Deficit) to Fixed Charges(1)	67.6x	6.5x	3.0x	6.6x	-(2)	-(3)
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(1)
The Company had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

(2)	Earnings were insufficient to cover fixed charges by approximately $1,237.6 million for the year ended December 31, 2015 due primarily to a non-cash impairment charge.

(3)	Earnings were insufficient to cover fixed charges by approximately $329.7 million for the nine months ended September 30, 2016 due primarily to a non-cash impairment charge.